Exhibit 99.2

FT-2010-001

PRO FORMA

GAS TRANSPORTATION CONTRACT

FOR FIRM TRANSPORTATION SERVICE

This Gas Transportation Contract (“Contract”) is made as of the 1st Day of July, 2010 by and between the Portland Natural Gas Transmission System, a Maine general partnership, herein “Transporter” and TRANSCANADA ENERGY LTD. a Canadian Corporation, herein “Shipper”, pursuant to the following recitals and representations:

WHEREAS, the Federal Energy Regulatory Commission (“FERC”) has on July 31, 1996, issued a Preliminary Determination resolving all non-environmental matters and finding, pending environmental review, that Transporter’s proposal in Docket No. CP96-249-000 to construct, own, operate, and maintain a natural gas transmission system (herein called “System”), is in the public interest;

WHEREAS, Shipper intends to enter into natural gas supply arrangements, including storage and transportation upstream of Transporter’s System, and to make arrangements for the delivery of such gas supply for the account of Shipper to the receipt point(s), and to make arrangements for the receipt and transportation of such gas downstream of the delivery point(s) on Transporter’s System, all commencing when Transporter’s System becomes operational; and

WHEREAS, Shipper intends to apply for and, subject to the terms and conditions set forth herein, receive and accept all necessary federal, provincial or state regulatory authorizations or exemptions in the United States and Canada in order to transport and deliver gas for the account of Shipper to the receipt point(s), commence transportation on Transporter’s System, and receive and transport such gas downstream of the delivery point(s) on Transporter’s System, when Transporter’s System becomes operational; and

‘WHEREAS, Transporter intends to apply for and, subject to the terms and conditions set forth herein, receive and accept all necessary United States regulatory authorizations or exemptions to accept delivery of gas imported by Shipper at the receipt point(s) and to transport such gas on behalf of Shipper to the delivery point(s), subject to the terms and conditions of this Contract for transportation service on Transporter’s System between Transporter and Shipper and Transporter’s gas tariff as approved by the FERC (the “FERC Tariff’); and

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein assumed, Transporter and Shipper agree as follows:

1.Transporter shall apply for or cause to be applied for and use reasonable best efforts to obtain from the FERC and other governmental and regulatory authorities having jurisdiction such authorizations or exemptions as are necessary:

(a)    to enable Transporter to construct, own and operate and to provide transportation services on Transporter’s System for the account of Shipper and others, and

(b)     for the performance of the transactions herein contemplated or for any other transactions necessary for the performance of those herein contemplated.

2.             Shipper shall apply for or cause to be applied for and use reasonable best efforts to obtain all of the agreements and governmental authorizations or exemptions necessary to enable Shipper to deliver to and receive from Transporter the transportation quantities specified below.

3.             Subject to the condition herein, Transporter hereby agrees to provide to Shipper, and Shipper hereby agrees to accept, firm natural gas transportation service on Transporter’s System under Transporter’s Rate Schedule FT, providing for firm transportation from the receipt point(s)  of the quantities of natural gas specified below. Such firm transportation service shall be provided at the pressure and for the term specified in Schedule 1. This initial period of service will be automatically extended from year to year unless canceled by either party on at least two (2) years prior written notice. The transportation service, unless otherwise agreed upon, will be provided at the maximum applicable rate as approved by the FERC in the Tariff, as the Tariff may be changed from time to time, subject to the rate discount provisions set forth below.

ARTICLE I- SCOPE OF CONTRACT

1.                                     On the Commencement Date and each Day thereafter on which Shipper and Transporter schedule Gas for transportation hereunder, Shipper shall cause the Scheduled Quantity, up to the Maximum Daily Quantity (“MDQ”), to be delivered to Transporter at the Receipt Point(s).

2.                                     On the Commencement Date and each Day thereafter, Transporter shall make the Scheduled Quantity available to or on behalf of Shipper at the Delivery Point(s) on a firm basis.

3.                                     Shipper shall be solely responsible for securing faithful performance by gas supplier(s) and/or any applicable upstream or downstream shippers and transporters in all matters which may affect Transporter’s performance hereunder, and Transporter shall not be liable hereunder to Shipper as a result of the failure of gas supplier(s) and/or any applicable upstream or downstream shippers and transporters to so perform.

ARTICLE II-RESERVATION OF FIRM TRANSPORTATION CAPACITY

1. Shipper hereby reserves the right to cause Transporter to receive from or for the account of Shipper at each Receipt Point on any Day such quantities of Gas up to the MDQ for such Receipt Point as set forth on the currently effective Schedule I appended hereto and Transporter shall make available to or on behalf of Shipper at each Delivery Point on any Day such quantities of Gas up to the MDQ for such Delivery Point as set forth on the currently effective Schedule 2 appended hereto. Schedules I and 2 are hereby incorporated as part of this Contract.

2.                                      Transporter shall make available to Shipper the service reserved under this Article II on the Days and for the quantities of Gas for which such service has been reserved, subject to Shipper’s compliance with the terms and conditions of this Contract.

ARTICLE III- ALLOCATION OF OFF-PEAK CAPACITY

On any Day during the period from April 1 through October 31 that System Capacity is not otherwise scheduled under any Rate Schedule, such capacity will be allocated pro rata to Rate Schedule FT Shippers whose Gas Transportation Contracts have initial terms of twenty (20) Years or longer, based on these Shippers’ annual reservation charges under Rate Schedules FT.

ARTICLE IV- RATE

1.            For each Month, Shipper agrees to pay the Recourse Rate, or a negotiated rate mutually agreed to in writing by Shipper and Transporter, multiplied by the sum of the Receipt Point Scheduled Quantity or Quantities during such Month; provided, however, that in the event that Transporter determines, in its sole discretion on a basis that is not unduly discriminatory, or otherwise pursuant to this Contract, to render service on behalf of Shipper for a discounted usage rate, Transporter shall notify Shipper in writing of the amount of such discounted usage rate, the Day(s) on which such rate shall be in effect and the quantities to which such rate applies. For each Dth of Scheduled Quantity to which a discounted usage rate applies, as set-forth in Transporter’s notice, Shipper agrees to pay and shall pay the applicable discounted usage rate in lieu of the maximum usage rate.

2.            For each Month, Shipper agrees to pay the Recourse Rate, or a negotiated rate mutually agreed to in writing by Shipper and Transporter, multiplied by the Shipper’s Maximum Contract Demand as specified in this Contract; provided however, that in the event that Transporter determines, in its sole discretion or otherwise pursuant to this Contract, to render service on behalf of Shipper for a discounted reservation rate, Transporter shall notify Shipper in writing of the amount of such discounted reservation rate, the Day(s) on which such rate shall be in effect and the quantities of which such rate applies. For each Dth of the Maximum Contract Demand to which a discounted reservation rate applies, as set forth in Transporter’s notice, Shipper agrees to pay and shall pay the applicable discounted reservation rate in lieu of the maximum reservation rate.

3.                                    Shipper agrees to pay and shall pay all applicable charges specified in Rate Schedule FT.

4.                                      For all capacity allocated to Shipper under Article III herein, Shipper shall not pay reservation charges but Shipper shall pay transportation usage charges, surcharges, fees, and other charges allocated to such capacity or the quantities transported.

ARTICLE V- DECONTRACTING

Transporter will provide a notice to Shipper after all the following conditions are satisfied:

(a)    Transporter on a pro forma basis is projected to receive during the next 12 month period revenues at least equal to its annualized Cost of Service (as hereinafter defined),

(b)    Transporter has executed an agreement with a new or existing replacement shipper for firm capacity which, together with all other transportation agreements (including the Film Transportation Contracts), will provide revenues in excess of Transporter’s Cost of Service, and

(c)    the replacement shipper has a creditworthiness rating of BBB (investment grade) or better. Within sixty (60) days after giving such notice, Shipper will be permitted to request a reduction in the Maximum Contract Demand in its Firm Transportation Contracts.

Shipper will be permitted to reduce the Maximum Contract Demand and the associated term in an amount equivalent to the quantity and term covered in the Firm Transportation Contract with the replacement shipper; provided, however, that any such reduction in quantity and term, after conversion of the units of quantity, term and rates to revenues, shall be permitted only to the extent it does not reduce the recovery of revenues equal to Transporter’s Cost of Service. Maximum Contract Demand will be reduced among all shippers entitled to and requesting reductions in Firm Transportation Contracts, pro rata, based on annual revenue contributions.

For purposes of this paragraph, the Cost of Service shall be the cost of service to be collected by Transporter calculated on the basis of the principles established in its Certificate of Public Convenience and Necessity, or any amendments thereto, issued by the FERC, or the cost of service in effect pursuant to Transporter’s general rate filing under Section 4 of the Natural Gas Act. In the event the replacement shipper causes an increase in the cost of service, the Cost of Service shall be increased by an equivalent amount.

If Shipper does not timely request a reduction in its Maximum Contract Demand as provided herein, the amount by which Shipper would have been entitled to reduce its Maximum Contract Demand shall be deemed Ineligible Capacity. With respect to such Ineligible Capacity, Shipper permanently relinquishes the rights to reduce its Maximum Contract Demand under this paragraph in a quantity equivalent to the Ineligible Capacity. The right relinquished under this paragraph shall take effect concurrently with the relinquishment.

ARTICLE VI- RATE SCHEDULES AND GENERAL TERMS AND CONDITIONS

This Contract and all provisions contained or incorporated herein are subject to the provisions of Rate Schedule FT and of the General Terms and Conditions of Transporter’s Tariff, as such may be revised or superseded from time to time, all of which by this reference are made a part hereof. The General Terms and Conditions and Rate Schedule FT shall control in the event of a conflict between the General Terms and Conditions or Rate Schedule FT and this Contract. All of the terms defined in Transporter’s Tariff shall have the same meaning wherever used in this Contract.

ARTICLE VII- TERM

1. The Commencement Date shall be the later of July 1, 2010 or such date on which the facilities required to enable Transporter to render service to Shipper hereunder are constructed, installed and made operational, as shall be set forth in Transporter’s Final Notice to Shipper.

2.             This Contract shall be effective as of the date first hereinabove written, provided, however, that Transporter shall have no liability under this Contract and shall be under no obligation to receive or to deliver any quantities of Gas hereunder, and Shipper shall be under no obligation to pay for transportation, prior to the Commencement Date..

3.             This Contract shall continue in force and effect until March 10, 2019, and Year to Year thereafter unless terminated by either party upon twelve (12) Months prior written notice to the other; provided, however, that if the FERC authorizes Transporter to abandon service to Shipper on an earlier date, this Contract shall terminate as of such earlier date.

4.             The termination of this Contract by expiration of fixed Contract term or by termination notice provided by Shipper triggers pregranted abandonment under Section 7 of the Natural Gas Act as of the effective date of the termination.

5.             Any provision of this Contract necessary to correct or cash-out imbalances or to make payment under this Contract as required by the Tariff will survive the other parts of this Contract until such time as such balancing or payment has been accomplished.

ARTICLE VIII- NOTICES

Notices to Transporter shall be addressed to:

Portland Natural Gas Transmission System

Attn: Director- Business Development & Marketing

One Harbour Place, Suite 375

Portsmouth, New Hampshire 03801

Phone:                  603-559-5510

Fax:                       603-430-7375

Notices to Shipper hereunder shall be addressed to:

TransCanada Energy Ltd.

Attn:      Brian Kelly

450 - 1”Street SW

Calgary, Alberta T2P 5Hl

Phone: 416-869-2183

Fax:     416-869-2114

Either party may change its address under this Article by written notice to the other party.

ARTICLE IX- TRANSFER AND ASSIGNMENT OF CONTRACT

Any entity which shall succeed by purchase, merger or consolidation to the properties, substantially as an entirety, of either Transporter or Shipper, as the case may be, shall be entitled to the rights and shall be subject to the obligations of its predecessor in title under this Contract. Any party may, without relieving itself of its obligations under this Contract, assign any of its rights hereunder to an entity with which it is affiliated, but otherwise no assignment of this Contract or of any of the rights or obligations hereunder shall be made unless there first shall have been obtained the written consent thereto of Shipper in the event of an assignment by Transporter, or Transporter in the event of an assignment by Shipper, which consents shall not be unreasonably withheld. It is agreed, however, that the restrictions on assignment contained in this Article IX shall not in any way prevent either party to this Contract from pledging or mortgaging its rights hereunder as security for its indebtedness.

Shipper acknowledges that Transporter intends to make a collateral assignment of this Contract to financial institutions (collectively, the “Lenders”) in connection with a Financing Agreement and agrees that if the Lenders succeed to the interest of Transporter by foreclosure or otherwise Shipper shall accord the Lenders the same rights as Transporter hereunder.

In order to facilitate obtaining financing or refinancing for the System, Shipper shall execute such consents, agreements or similar documents with respect to a collateral assignment hereof to the Lenders, and any credit support documents, and shall deliver an opinion of counsel on behalf of Shipper and any provider of credit support, as Lenders may reasonably request in connection with the documentation of the financing or refinancing for the System, which consent and opinion shall, among other things warrant or opine the enforceability of this Contract and of any credit support documents under the applicable governing law(s) and the compliance thereof with all applicable law.

ARTICLE X- NONRECOURSE OBLIGATION OF PARTNERSHIP AND OPERATOR

Shipper acknowledges and agrees that:

(a)      Transporter is a Maine general partnership;

(b)      Shipper shall have no recourse against any partner in Transporter with respect to Transporter’s obligations under this Contract and that its sole recourse shall be against the partnership assets, irrespective of any failure to comply with applicable law or any provision of this Contract;

(c)                 no claim shall be made against any partner under or in connection with this contract;

(d)       Shipper shall have no right of subrogation to any claim of Transporter for any capital contributions from any partner to Transporter;

(e)                 no claims shall be made against the Operator, its officers, employees, and agents, under or in connection with this Contract and the performance of Operator’s duties as Operator (provided that this shall not bar claims resulting from the gross negligence or willful misconduct of Operator, its officers, employees or agents) and Shipper shall provide Operator with a waiver of subrogation of Shipper’s insurance company for all such claims; and

(f)                   this representation is made expressly for the benefit of the partners in Transporter and Operator.

ARTICLE XI- LAW OF CONTRACT

Notwithstanding conflict-of-laws rules, the interpretation and performance of this Contract shall be in accordance with and controlled by the laws of the State of Maine.

ARTICLE XII- CHANGE IN TARIFF PROVISIONS

Shipper agrees that Transporter shall have the unilateral right to file with the Federal Energy Regulatory Commission or any successor regulatory authority any changes in any of the provisions of its Tariff, including any of its Rate Schedules, or the General Terms and Conditions, as Transporter may deem necessary, and to make such changes effective at such times as Transporter desires and is possible under applicable law.

IN WITNESS WHEREOF,  the parties hereto have caused this Contract to be duly executed in several counterparts by their proper officers thereunto duly authorized, as of the date first hereinabove written.

Attest:	PORTLAND NATURAL GAS TRANSMISSION SYSTEM

GH	By	/s/ Rob Pirt
Title President

Attest:
TRANSCANADA ENERGY LTD.

	By	/s/ Ron Cook
Title Vice President — Taxation

	By	/s/ Murray Samuel
Title Deputy General Counsel

SCHEDULE 1

Receipt Point:	01-0100 Pittsburg, NH

Maximum Daily Quantity:	15,000 Dth/day

Minimum Receipt Pressure:	psig

Maximum Contract Demand:	15,000 Dth/day

Effective Service Period:	From July 1, 2010 to March 10, 2019

SCHEDULE 2

Delivery Point:	05-1150 Dracut, MA

Maximum Daily Quantity:	15,000 Dth/day

Minimum Delivery Pressure:	psig

Maximum Contract Demand:	15,000 Dth/day

Effective Service Period:	From July 1, 2010 to March 10, 2019